SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE 1024th BOARD OF DIRECTORS’ MEETING

On November 08, 2024, at 1:30 p.m., the members of the Company’s Board of Directors met at the call of the Chair of the Board of Directors, Karla Bertocco Trindade, on an extraordinary basis, via electronic platform, according to the main section and paragraph 5 of Article 15 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, no. 300, Pinheiros, in the City and State of São Paulo, to resolve on the only item on the agenda, “Elect the Audit Committee’s members”.

It is initially recorded that, as of today, Mr. Alexandre Gonçalves Silva, Board of Directors member, is no longer a member of Sabesp’s Statutory Audit Committee.

Then, under item XIX of Article 16 of the Company’s Bylaws, the attending Board members unanimously approved the election of Eduardo Person Pardini and Saulo de Tarso Alves de Lara to Sabesp’s Statutory Audit Committee for a term of office that coincides with the term of office of the Board of Directors members, as provided for in paragraph two of Article 17 of the Company’s Bylaws.

Accordingly, the Board members recorded the consolidated structure of Sabesp’s Statutory Audit Committee, under Article 27 of the Company’s Bylaws:

Mateus Affonso Bandeira, as the coordinator and financial expert.

Eduardo Person Pardini, as an external member.

Gustavo Rocha Gattass, as a member.

Saulo de Tarso Alves de Lara, as an external member.

There being no other pronouncement, the Chair of the Board of Directors, Karla Bertocco Trindade, adjourned the meeting for the drawing up of these minutes, which were read, approved, and signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the attending Board members. ALEXANDRE GONÇALVES SILVA, ANDERSON MARCIO DE OLIVEIRA, AUGUSTO MIRANDA DA PAZ JUNIOR, CLAUDIA POLTO DA CUNHA,

GUSTAVO ROCHA GATTASS, KARLA BERTOCCO TRINDADE, MATEUS AFFONSO BANDEIRA, TIAGO DE ALMEIDA NOEL, TINN FREIRE AMADO.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, November 14, 2024.

Karla Bertocco Trindade	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 26, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.